Appleton, WI | Minneapolis, MN | 800-847-4836 | ThriventFunds.com

May 1, 2019

Paul R. Laubscher, Chairman

Thrivent Mutual Funds

625 Fourth Avenue South

Minneapolis, Minnesota 55415

Dear Mr. Laubscher:

This letter is to confirm to you that as part of the approved product changes effective April 30, 2019 involving Thrivent International Allocation Fund (formerly known as Thrivent Partner Worldwide Allocation Fund), Thrivent Asset Management, LLC (the “Adviser”) has contractually agreed to amend the waiver of certain fees and/or reimburse certain expenses associated with the Thrivent International Allocation Fund as detailed below. Amounts waived by the Adviser during the contractual period cannot be recouped by the Adviser in subsequent periods.

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The Adviser has agreed, through at least February 28, 2020, to waive certain fees and/or reimburse certain expenses associated with the Class A shares of the Thrivent International Allocation Fund in order to limit the total annual fund operating expenses after fee waivers and/or expense reimbursements (excluding acquired fund fees and expenses) to an annual rate of 1.20% of the average daily net assets of the Class A shares.

Sincerely,

/s/ David S. Royal

David S. Royal
President
Thrivent Asset Management, LLC